Exhibit 12

PARKER-HANNIFIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Six Months ended December 31,		Fiscal Year Ended June 30,
	2004	2003	2004	2003	2002	2001	2000
EARNINGS

Income from continuing operations before income taxes	$345,386	$158,906	$480,126	$287,997	$218,036	$528,183	$562,187
Add:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	31,187	35,672	67,258	75,226	75,994	89,141	51,576
Amortization of deferred loan costs	758	1,420	2,293	1,786	1,357	810	659
Portion of rents representative of interest factor	11,098	10,762	22,195	21,524	20,509	18,663	13,457
Equity share of losses of companies for which debt obligations are not guaranteed				2,895	6,078	1,571	1,359
Amortization of previously capitalized interest	146	146	291	291	297	274	254

Income as adjusted	$388,575	$206,906	$572,163	$389,719	$322,271	$638,642	$629,492

FIXED CHARGES

Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$31,187	$35,672	$67,258	$75,226	$75,994	$89,141	$51,576
Amortization of deferred loan costs	758	1,420	2,293	1,786	1,357	810	659
Portion of rents representative of interest factor	11,098	10,762	22,195	21,524	20,509	18,663	13,457

Fixed charges	$43,043	$47,854	$91,746	$98,536	$97,860	$108,614	$65,692

RATIO OF EARNINGS TO FIXED CHARGES	9.03x	4.32x	6.24x	3.96x	3.29x	5.88x	9.58x

Note: All periods presented, as applicable, have been restated to reflect a business divested in December 2004 as discontinued operations.